UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

08 May 2013
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

NEWS RELEASE

8 May 2013

INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, is issuing this Interim Management Statement, which is in accordance with the reporting requirements of the EU Transparency Directive, in advance of its Annual General Meeting which is being held today at 11.00 am in Dublin.

Key Points

• Europe: weak economic backdrop and prolonged winter conditions - like-for-like January-April sales down 12%

• Americas: Improving economic/construction trends in US offset by bad weather - like-for-like sales down 2%

• Expected EBITDA in less significant H1: c.€0.4 billion (H1 2012 restated, excluding non-recurring items: €0.48 billion)

• Cost initiatives: Focus in Europe on additional measures to reduce cost base and counteract market weakness

• Acquisition and investments: 15 transactions to date totalling €385 million

• Second half: Underlying positive trends in US expected to offset trading pressures in Europe

• Assuming normal weather patterns, EBITDA in H2 expected to be ahead of 2012 (restated H2 2012: €1.04 billion)

Changes in International Financial Reporting Standards (IFRS) effective 2013

With effect from 1 January 2013, IFRS require joint ventures to be equity accounted. Arising from this, CRH will from 2013 onwards report its share of after-tax profits of joint ventures as a single line item in its income statement and will no longer proportionately consolidate its share of the results and net assets of joint ventures.   A revised pension accounting standard also effective in 2013 results in changes in the calculation of net pension expense in the income statement.

For comparative purposes in 2013, the reported first half and full year 2012 income statement will be restated to take account of these changes; details are available on www.crh.com. This restatement has the effect of reducing reported first half 2012 EBITDA from €568 million to €523 million, and reported full year 2012 EBITDA from €1,640 million to €1,563 million.

Year-to-date Trading and First Half Outlook

Trading to date in Europe has been affected by prolonged winter conditions which extended through March and up to mid-April.  Combined with a challenging economic environment, this had a significant impact on construction in our major markets. As a result, most of our operations experienced lower activity and cumulative like-for-like European sales to end-April were 12% (approximately €0.3 billion) behind the first four months of 2012.

In the United States many regions experienced wet and cold conditions which impacted activity in the first four months of 2013 - this was in contrast to the very benign weather conditions experienced throughout the country in the early months last year.  As a consequence, and despite the improving trend in overall construction activity, like-for-like sales to end-April for our Americas operations were 2% (approximately €0.05 billion) lower than 2012.

Assuming normal weather patterns for May and June, we expect profits to advance in the Americas as the recovery in residential and non-residential activity continues and as our Materials operations gear up for the 2013 construction season. However, continuing weakness in the European economic backdrop indicates that it is unlikely that any of the shortfall in sales or profitability to date compared with 2012 can be recouped in May/June.

These factors, combined with the absence of €44 million non-recurring first-half 2012 gains relating to pension curtailment and CO2 trading in our Europe Materials Division, lead us to expect Group EBITDA in the less significant first half of the year to be approximately €0.4 billion (restated 2012: €0.48 billion, excluding non-recurring items).

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

Second Half Outlook

In the United States, the underlying economic and business environment remains positive.  Residential construction continues to advance; we see more positive trends emerging in our non-residential markets, and activity in infrastructure is expected to benefit from measures in several states to enhance revenue streams for transportation projects. In Europe however, where significant trading pressures continue, we are focused on implementing further measures, in addition to the initiatives already announced, to reduce our cost base and counteract market weakness.  Assuming no major financial or energy market dislocations, we expect the headwinds in Europe to be outweighed by progress in the Americas, contributions from acquisitions and the net benefits of our cost savings measures;  accordingly,  overall second-half EBITDA should be ahead of the corresponding period of 2012.

Year-to-date trading - Europe

Tough economic conditions, combined with severe winter weather in the first quarter and particularly in March, had an adverse impact on trading for all our European segments. Like-for-like sales in the first quarter were down 13% compared with 2012; the rate of decline moderated somewhat in the second half of April as weather started to improve,  leaving cumulative like-for-like sales to end-April approximately 12% behind 2012.

In Europe Materials, against the backdrop of weaker underlying construction activity, our operations in Poland were particularly impacted by the prolonged winter conditions; by end-April our like-for-like cement volumes were 39% lower than 2012.  Activity in Ukraine was also affected by the weather, with like-for-like cement volumes 17% lower than the corresponding period last year. In Ireland and Spain our operations continued to face challenging market conditions.  In Switzerland we saw good growth with volumes strongly ahead of a weak first four months in 2012, and we also saw volume progress in Finland.  Overall, cumulative like-for-like sales for Europe Materials were 17% lower than the first four months of 2012.

In addition to a very challenging economic backdrop, our Products businesses in Europe, which are predominantly located in the Netherlands, Germany, Belgium, the UK and France, were also impacted by the prolonged winter conditions which severely disrupted new construction activity and resulted in a reduction of €0.1 billion (down 13%) in overall like-for-like sales in the first four months compared with 2012.  While Belgium and Switzerland have been more resilient, the Netherlands continues to experience weak trading conditions and we have seen a softening of demand in very competitive German markets.

Our Europe Distribution businesses, and particularly our higher-margin DIY activities in the Netherlands, were also impacted by weather, and by the continuing weakness in consumer sentiment, and like-for-like sales for the January/April period were 9% (approximately €0.1 billion) below 2012.

Year-to-date trading - Americas

Construction and economic activity in the United States has continued to advance in 2013; however, more severe weather conditions through the first four months resulted in like-for-like in sales for our Americas businesses approximately 2% behind the corresponding period of 2012.

In Americas Materials, much less favourable weather conditions than last year contributed to reductions in like-for-like volumes in the seasonally quiet January to April period with aggregates down 10%, asphalt down 23% and readymixed concrete volumes 8% behind the same period last year when mid-to-high-teen percentage growth rates were recorded.  This markedly seasonal business typically sells less than 10% of annual asphalt volumes, and approximately 20% of aggregates and readymixed concrete volumes, in the first four months of each year.

With the improving residential construction trends, Americas Products operations benefited from better demand in the first four months of the year. However, unseasonably cold March weather negatively impacted landscape product sales to the homecenter channel, and overall like-for-like sales were 2% ahead of the first four months of 2012.  We have seen further improvement in demand and backlog levels in our Precast operations, while in our BuildingEnvelopeTM business higher activity on some large scale projects has complemented continued moderate growth in architectural glass volumes.

In the Americas Distribution segment, strong shipments of exterior products (roofing/siding) in the Northeast region, where Hurricane Sandy repair works are continuing, largely offset weaker volumes in other weather-affected regions with like-for-like sales just slightly behind 2012.  Our interior products (wallboard, steel studs and acoustical ceiling systems) business also saw strong growth across all markets as demand in non-residential markets improved.  Combined like-for-like sales were approximately 6% ahead by end April.

Development

A total of 15 acquisition and investment transactions have been completed to date in 2013 at a total cost of approximately €385 million. These include the acquisition of Cementos Lemona in Spain (which was acquired as a part of an asset swap in which CRH transferred its 26% stake in Uniland Corporacion to Cementos Portland Valderrivas SA) and the addition of a major concrete products business in western Canada which complements our existing North American architectural products business.  13 other bolt on transactions in the Americas and in Europe were completed.

We also recently announced that we had reached agreement to acquire Mykolaiv Cement in Ukraine for a consideration of €96 million; this transaction, which is subject to regulatory approval, would make CRH the market leader in cement in Ukraine.

Proceeds to date from divestments and disposals, including the transfer of Uniland, amount to c.€180 million.

Interim 2013 Results

CRH will report Interim Results for the six months ending 30 June 2013 on Tuesday 20 August 2013.

This interim management statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8:00 a.m. BST this morning (Wednesday 8 May 2013) to discuss the statement. To register in advance for the conference call please log on to:
http://www.yourconferencecentre.com/r.aspx?p=1&a=DliZNhHqQSbZEI where you will be allocated a dial-in number, passcode and conference pin.   A recording of this conference call will be available from 10.30 a.m. BST on 8 May 2013 until 11.59 p.m. BST on 13 May 2013 by dialing +35314364267 or +442077696425.  The security code for the replay will be 7717 9697#.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee                                 Chief Executive
Maeve Carton                         Finance Director
Frank Heisterkamp                Head of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 08 May 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director